Filed by Potlatch Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Deltic Timber Corporation

(Commission File No. 001-12147)

Potlatch Corporation (“Potlatch”) issued the following to employees relating to the proposed transaction contemplated by that certain Agreement and Plan of Merger, dated as of October 22, 2017 (the “Merger Agreement”), by and among Potlatch, Portland Merger LLC, a wholly owned subsidiary of Potlatch and Deltic Timber Corporation.

October 23, 2017 — Employee Q and A

Potlatch and Deltic to combine in an all-stock merger transaction

We recognize that an announcement of this nature raises questions. Although there are many questions that cannot be answered today the following Q&A provides additional details regarding our announced merger with Deltic Timber Corporation. As we move through the merger process we will continue to update you on our progress and provide more clarity as warranted. Mike Covey’s letter to employees and this Q&A document are internal documents and should not be shared outside the company.

Q:	Who is Deltic Timber Corporation?

A:	Much like Potlatch, Deltic Timber Corporation is a natural resources company focused on the ownership and management of timberland, wood products manufacturing and real estate. The company was initially formed as Deltic Farm and Timber, a subsidiary of the Murphy Corporation and was spun off to become Deltic Timber in 1996. The Company owns 530,000 acres of timberland, operates two sawmills, a medium density fiberboard plant and is engaged in real estate development. Headquartered in El Dorado, Arkansas, the Company’s operations are located primarily in Arkansas with minimal timberland holdings in northern Louisiana and Texas. Deltic stock is listed on the New York Stock Exchange under the symbol DEL.

Q.	What does “an all-stock transaction” mean?

A.	An “all-stock transaction” means that Deltic stockholders will exchange their shares in the company for Potlatch shares, rather than exchange them for cash. Potlatch will issue its shares to complete the merger at an exchange ratio of 1.8 Potlatch shares for each Deltic share. This transaction structure will also provide stockholders of both companies to participate in the significant upside potential of this combination.

Potlatch Corporation

601 West First Avenue • Suite 1600 • Spokane WA, 99201-0603	WWW.POTLATCHCORP.COM

Q:	Is this combining of companies a merger or is one company buying the other company?

A:	This is a merger whereby Deltic Timber will become a wholly-owned subsidiary of Potlatch and each Deltic stockholder will become a stockholder in Potlatch. Potlatch will be the surviving entity and there will be no change in the control of our company. Upon completion of the transaction, Mike Covey will continue to serve as chairman and CEO, and Eric Cremers will continue to serve as president and COO. John Enlow, currently the President and CEO of Deltic, will be the new Vice Chairman and will lead the integration of the two businesses. The Board of Directors of the combined company will comprise eight Directors from Potlatch and four Directors from Deltic.

Q:	What is the rationale for the decision to merge these two companies?

A:	We have been looking for opportunities to grow our company in ways that will drive stockholder value and ensure our long-term success. This transaction is an exciting opportunity for us given the very complementary nature of the two businesses.

Upon closing we will gain significant scale and diversification. The combined company will have a strong platform for continued growth and success, including a market capitalization of over $3 billion; a diversified timberland base of almost 2 million acres; production of over 1.2 billion board feet of lumber and 300 million square feet of panel products; and a dynamic real estate portfolio.

Q:	When will the transaction be complete?

A.	The transaction is expected to close in the first half of 2018 following stockholder approval from both companies and satisfaction of customary closing conditions.

Q:	Why the new name PotlatchDeltic?

A:	Both companies have long histories and deep roots along with the pride that goes with that history. It is not uncommon for mergers between companies to take on a new name that includes parts of both companies. Keep in mind that our company was founded in 1903 as the Potlatch Lumber Company. In 1931 we merged with two other companies to become Potlatch Forests Inc (PFI). In 1973 we changed our name to Potlatch Corporation. We are pleased the name Potlatch endures into this next era of our history.

Q:	Will our logo change?

A:	Yes, upon completion of the transaction, new signage will appear around the company. The design work for a logo and product branding will be reviewed in the coming months.

Q:	What can we expect to happen over the next several months until the transaction closes?

A.	Until the transaction closes, Potlatch and Deltic will continue to operate as separate, independent companies. Operations will remain business as usual at both organizations.

As is customary in transactions like this, select teams will begin working on integration planning. But for most employees, there should be no impact on your day-to-day work.

Q:	What is changing for Potlatch employees?

A:	Until the merger is closed there will be few if any changes for any employee group. We are counting on each of you to remain focused on doing what we do best – delivering high quality products and service to our customers.

Q.	If the headquarters is staying in Spokane, does that mean there won’t be any changes to Potlatch headquarters employees?

A.	As is customary in a transaction like this, the integration teams will work to identify the best person from each company for each available job. Both Potlatch and Deltic are focused on making the transition as smooth as possible for employees at all levels of the business. We will keep you updated on our progress in bringing these two companies together.

Q.	There appears to be overlap in the management of the two company’s respective Resource businesses in the South. What changes do you envision there?

A.	The Southern resource operating headquarters will move from Jackson, MS to El Dorado, AR after the transaction closes. In addition, some administrative positions – whether in Jackson or in Warren, AR – will also transfer to El Dorado.

Q:	Will the combined company retain Potlatch pay and benefits?

A:	After the transaction closes, we will work to move Deltic employees to Potlatch compensation and benefit plans. We expect to have that transition completed by January 2019.

Q:	Can I reach out to the people I know at Deltic to talk about the transaction?

A:	Until the transaction closes, Potlatch and Deltic will continue to operate separately. This means you must interact with Deltic employees as you normally would with any other competitor. Any conversations outside the normal course of business must be cleared by our Law Department.

Q:	What does this announcement mean for customers?

A:	This announcement will have no impact on the way we do business with our customers and we will continue delivering high quality products and service that our customers have come to expect from Potlatch. In fact, we believe that this transaction will enable us to enhance our product offering and better serve our customers.

Q:	What can I say to customers, contractors and suppliers about this transaction?

A:	We will be contacting companies with whom we have business relationships to inform them about this exciting announcement – in person, via calls and/or formal letters. Each senior management team leader will manage that process within their organizations.

Employees should refer these inquiries to our website for detailed information about the announcements.

Q:	Who can I contact if I have more questions?

A:	If you have any questions, please do not hesitate to reach out to your supervisor or HR representative.

Q:	What should I do if I get a call from the media or a community leader?

A:	If you receive a call from the media ask them to call Mark Benson at 509-835-1513. If the call is from a community leader direct them to our website. If they have additional questions direct them to Mark Benson.

ADDITIONAL INFORMATION

This communication is being made in respect of the proposed merger transaction involving Potlatch Corporation (“Potlatch”) and Deltic Corporation (“Deltic”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed merger, Potlatch and Deltic will file relevant materials with the Securities and Exchange Commission (“SEC”), including a Potlatch registration statement on Form S-4 that will include a joint proxy statement of Potlatch and Deltic and also constitutes a prospectus of Potlatch. Potlatch and Deltic also plan to file other documents with the SEC regarding the proposed merger transaction and a definitive joint proxy statement/prospectus will be mailed to stockholders of Potlatch and Deltic. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF POTLATCH AND DELTIC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about Potlatch and Deltic will be available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Potlatch’s website at http://www.Potlatchcorp.com under the Investor Resources tab (in the case of documents filed by Potlatch) and on Deltic’s website at https://www.Deltic.com under the Investor Relations tab (in the case of documents filed by Deltic).

Potlatch and Deltic, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Deltic and Potlatch in respect of the proposed merger transaction. Certain information about the directors and executive officers of Potlatch is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 3, 2017 and its Current Report on Form 8-K, which was filed on May 1, 2017. Certain Information about the directors and executive officers of Deltic is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 7, 2016, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 20, 2017, its supplement to the proxy statement for its 2017 annual meeting of the stockholders, which was filed with the SEC on March 30, 2017 and its Current Reports on Form 8-K, which were filed with the SEC on September 1, 2017, May 2, 2017, March 8, 2017 and February 27, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

This communication contains certain forward-looking information about Potlatch and Deltic that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. These forward-looking statements include, without limitation, statements relating to the terms and closing of the proposed transaction between Potlatch and Deltic, the proposed impact of the merger on Potlatch’s financial results, and the integration of Deltic’s operations. You should carefully read forward-looking statements, including statements that contain these words, because they discuss the future expectations or state other “forward-looking” information about Potlatch and Deltic. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, many of which are beyond the parties’ control, including the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of stockholder approvals, the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of Deltic’s operations with those of Potlatch will be materially delayed or will be more costly or difficult than expected; the failure of the proposed merger to close for any other reason; the effect of the announcement of the merger on customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); dilution caused by Potlatch’s issuance of additional shares of its common stock in connection with the merger; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the diversion of management time on transaction related issues; general competitive, economic, political and market conditions and fluctuations, including changes in interest rates, credit availability, adverse weather, cost and availability of materials used to manufacture products, natural gas pricing and volumes produced; changes in the regulatory environment; the cyclical nature of the industry in which the parties operate; and the other factors described in Potlatch’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and in its most recent Quarterly Reports on Form 10-Q filed with the SEC, or described in Deltic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and its most recent Quarterly Reports on Form 10-Q filed with the SEC. Potlatch and Deltic assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, all of which speak only as of the date hereof.